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                                                                   EXHIBIT 10.26


                    (READING ENTERTAINMENT, INC Letterhead)



December 2,1998


Messrs. James J. Cotter and Michael Forman
c/o City Cinemas
950 Third Avenue 30th Floor
New York, New York 10022-1207

Re:  Possible Lease and Acquisition of Certain Beyond the Home Entertainment
Assets

Dear Sirs:

The Conflicts Committee (the "Committee") of the Board of Directors of Reading Entertainment, Inc. ("REI"), acting for and on behalf of REI through the delegated authority of the Board of Directors of REI, has met and considered your proposal that certain entities controlled by you (referred to collectively in this letter as "City Cinemas") a) lease to REI or to one or more of its affiliates (referred to herein without differentiation or distinction as "Reading") substantially all of its consolidated New York based cinema assets (the "Cinema Assets"), b) sell to Reading its minority interest in the Angelika Film Center (the "AFC Interest" and collectively with the Cinema Assets, the "City Cinemas Circuit") and c) convey to Reading, in exchange for REI common stock or, under certain circumstances, cash, all its New York based live theatre business (the "Theatre Business"). The Committee believes that the leasing of the Cinema Assets and the acquisition of the AFC Interest and the Theatre Business, appropriately priced and structured, would be both consistent with Reading's business plan to be actively engaged in the "Beyond The Home" entertainment business, and in the best interests of Reading and its stockholders. Accordingly, the Committee has authorized me to communicate to you the following proposed agreement in principle (the "Agreement in Principle").

This proposal, if accepted by City Cinemas, is intended to be immediately binding upon the parties as to the principal business terms set forth hereinbelow and to obligate the parties to diligently and in good faith prepare definitive documentation reflecting the intentions of. the parties as set forth in this Agreement in Principle. As certain of the assets involved are owned by and/or subject to indebtedness owed to The Decurion Corporation or its affiliates (collectively referred to herein as "Decurion"), Michael Forman agrees to cause Decurion to approve such commercially reasonable modifications to the documentation evidencing the leases, options to purchase and/or encumbrances effecting such assets as may be reasonably requested from time to time by Reading
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in order to carry out the intentions of the parties under this Agreement in
Principle. The obligations of the parties will be subject only to a) receipt by the Committee of a fairness opinion from a financial advisor selected by the Committee to the effect that the terms of the transaction are fair to REI and its stockholders from a financial point of view, b) Hart Scott Rodino clearance, to the extent required, c) approval of the definitive documentation by REI and City Cinemas, d) the approval, to the extent required, of City Cinemas' third party lenders and landlords and e) such further closing conditions as are customarily included in the definitive documentation for transactions of this type. Except for the shareholder vote referenced immediately below by the shareholders of REI with respect to the issuance of REI common stock in connection with the acquisition of the Theatre Business, each party represents to the other that all required corporate and/or partnership approvals have been or will prior to the closing be obtained as may be necessary to carry out the intentions of the parties under this Agreement in Principle. The parties agree to use commercially reasonable efforts to have made any required Hart Scott Rodino filings, to have completed the necessary definitive documentation and to have obtained any third party consents by not later than January 29, 1999.

The issuance of stock by REI in consideration of the conveyance of the Theatre Business (but not the transactions with respect to the City Cinemas Circuit or the acquisition of the Theatre Business for cash) is subject to approval by the stockholders of REI, as required by applicable Nasdaq National Market rules.
The parties agree to use commercially reasonable efforts to obtain such approvals within one hundred twenty days of the execution, delivery and approval of the definitive documentation memorializing the transactions summarized herein. In addition, some reasonable due diligence period may be required with respect to the lease of the Cinema Assets and the acquisition of the Theatre Business, to the extent that REI is not reasonably able to complete its due diligence prior to the completion of the definitive documentation; such due diligence period not to exceed thirty (30) days following the delivery of all documents reasonably requested by Reading within ten (10) business days of the execution and delivery of this Agreement in Principle. The closing of the lease of the Cinema Assets and the acquisition of the AFC Interest will take place as soon as practicable following the execution and delivery of definitive documentation, and, consequently, prior to any vote on the acquisition of the Theatre Business. However, it is the intention of parties that the closing of the acquisition of the Theatre Business not be subject to any contingencies, other than usual and customary closing conditions, once the closing of the lease of the Cinema Assets and the acquisition of the AFC Interest has occurred. Accordingly, the approval of the issuance of the REI common
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stock in connection with the acquisition of the Theatre Business is not a condition to the lease of the Cinema Assets, the acquisition of the AFC Interest, or the acquisition of the Theatre Business for cash.

City Cinemas counsel will take the lead in preparing the definitive documentation. While the definitive documentation is being finalized, all discussions between the parties with respect to the transactions contemplated by this Agreement in Principle will be maintained in strict confidence, and information distributed only on a need to know basis, or as otherwise may be required by applicable law. It is understood that Reading intends to make a press release with respect to the lease of the Cinema Assets and the acquisition of the AFC Interest and the Theatre Business promptly following the execution and delivery to it of this Agreement in Principle by City Cinemas. Subject to compliance with applicable Federal Securities and State Blue Sky laws and applicable Nasdaq National Market and Philadelphia Stock Exchange rules and regulations, no press release or other disclosure will be issued unless the other party has first been provided with a reasonable opportunity to review and comment upon such release.



REI will be permitted immediate access to the cinemas and theatres in order to conduct such structural, mechanical, ADA and environmental review as REI may reasonably deem to be appropriate under the circumstances, and City Cinemas will reasonably cooperate with REI in its due diligence endeavors. Each party would bear its own costs with respect to this due diligence and documentation process, and REI will indemnify and hold City Cinemas harmless in connection with REI's due diligence activities at or about the cinemas and/or the theatres.



Within three (3) business days of the execution and delivery of this Agreement in Principle by City Cinemas to Reading, together with written wire transfer instructions, Reading will deposit with City Cinemas, by wire transfer, the amount of $1 million as a good faith deposit (the "Deposit"). In consideration of the Deposit, City Cinemas agrees that it will a) not discuss with any other potential buyer (or any agent or representative of any such other potential buyer) any possible lease or acquisition of all or any portion of the Cinema Assets, the AFC Interest and/or the Theatre Business (other than dispositions of personal property assets in the ordinary course of business ("Permissible Dispositions")), b) not seek, encourage, respond to, accept, entertain or consider any other offers or proposals for or inquiries with respect to any lease or acquisition of all or any portion of the Cinema Assets, the AFC Interest and/or the Theatre Business (other than Permissible Dispositions), c) not enter into any agreement with respect to encumbering the Cinema Assets, the AFC Interest and/or the Theatre Business or obligating Off Broadway, Inc., other than Agreements in the ordinary course
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of business which will expire or which can be terminated without penalty or charge at or promptly following the closing, and d) give prompt written notice to Reading of any inquiry, offer or proposal by any third party with respect to any possible lease or acquisition of all or any portion of the Cinema Assets, the AFC Interest and/or the Theatre Business, including, without limitation, the terms of such inquiry or proposal.

Upon the closing, the Deposit together with interest thereon accruing after January 29, 1999 at the rate of 4% (to the extent the delay of such closing beyond January 29, 1999 is not due to delays attributed to Reading) and accruing through January 29, 1999 (as such date may be extended to the extent of delays attributed to Reading) at the rate of 0% will be applied against the Option Fee described hereinbelow. In the event that the lease of the Cinema Assets fails to close for any reason other than breach by Reading, the Deposit will be promptly returned to Reading together with interest as specified above. In the event that the lease of the Cinema Assets fails to close due to breach by City Cinemas, the Deposit plus interest as specified above will be promptly returned to Reading. In the event that the lease of the Cinema Assets fails to close due to breach by Reading, City Cinemas may look to the Deposit as a fund to which it may have recourse to collect any damages that it may have as a result of such breach. Neither the Deposit, the return of the Deposit, nor the retention or payment of interest is intended to constitute liquidated damages, or as any election of remedies or cap on damages in the event of breach by any party of its obligations under this Agreement in Principle.



LEASE OF THE CINEMA ASSETS AND PURCHASE OF THE AFC INTEREST:

The parties are prepared to lease the Cinema Assets and to convey the AFC Interest on the following terms:



1.   City Cinemas Circuit:  The City Cinemas Circuit is comprised of the following assets:



                         a)   The AFC Interest,
                         b)   Cinemas I, II & III,
                         c)   Murray Hill and Sutton
                         d)   Village East; and
                         e)   Management Contracts(1)

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     (1) During the term of the lease, Reading would assume City Cinemas'
obligations under its existing management agreements (the "Management Contracts") and, subject to the terms and conditions of such contracts, would be entitled to retain the management fee income associated with these contracts in consideratior-t-of such services. The Management Contracts consist of the management of the following
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                         City Cinemas represents that it has or will have a
                         transferable fixed price option to acquire the fee interests underlying the Murray Hill and the Sutton cinemas at any time prior to the expiration of the initial term of the Operating Lease described below, for an exercise price of $4 million (the "Murray/Sutton Option") and, accordingly, has the ability to, in effect, transfer the fee underlying such theatres. This right to acquire the fee interests underlying the Murray Hill and Sutton cinemas is also included within the assets comprising the City Cinemas Circuit. The term "Cinema Assets," accordingly, includes assets b) through e) above, as well as the Murray/Sutton Option, provided, however, that the Murray/Sutton Option may only be exercised by Reading if the option to acquire the Cinema Assets has first been exercised and the funds for the exercise of the Murray/Sutton Option provided by Reading.

2.   General Structure:  The transaction would be structured as a) the sale of the AFC Interest in consideration of the issuance of an interest only installment sale pron-dssory note and b) an operating triple net master lease containing all terms, conditions and indemnities usual and customary for triple net leases (the "Operating Lease") of the Cinema Assets (consisting of a sublease of the respective leasehold interests underlying the cinemas and a lease of the improvements, equipment and other cinema assets owned by

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cinemas: the Gotham, the East Side Playhouse, the Angelika Film Centers in New
York and Houston, the St. Anthony Main, and the 86th Street Quad. In the case of the 86th Street Quad, the Management Contract is for a period of ten (10) years, ended January 30, 2008, and provides for the payment of a management fee equal to 6% of the gross receipts of such cinema and includes a right of first refusal to acquire the physical assets and the leasehold estate comprising such cinemas. If Reading exercises its option to and does acquire the Cinema Assets, then the
                         ------
obligations and rights of City Cinemas under the Management Contracts would be permanently transferred to Reading.
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                         City Cinemas (the "Cinema Improvements"), and an
                         assignment of the Management Contracts). For the term of the Operating Lease, Reading would assume all of the future liabilities of City Cinemas under and City Cinemas would assign to Reading the future benefits of the Management Contracts and the underlying leases. In the event that Reading exercises its option to and does acquire the Cinema Assets, the obligations and rights under the Management Contracts would permanently transfer from City Cinemas to Reading.



                         In order to provide business continuity and to provide Reading with a reasonable period of time in which to develop internal support facilities, City Cinemas would agree to continue for a lin-Lited period of time, not to exceed twenty-four months after closing, to provide certain accounting and bookkeeping services with respect to the operation of the Cinema Assets and the performance by Reading of its obligations under the Management Contracts. These services may be provided in the context of a broader range of additional management consulting services. However, the scope and extent of these additional services, if any, is still under discussion and no commitments have yet been made with respect to any such management services.



                         City Cinemas has agreed to obtain, without cost to Reading, either a) extensions through the end of the Operating Lease (including the renewal term) of the Murray Hill and Sutton leases, or b) to exercise the Murray/Sutton Option so as to provide to Reading the benefits
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                         of its bargain. It is understood. that, during the
                         initial term of the Operating Lease, the rent with respect to the Murray Hill and Sutton cinemas will be $310,000 per annum.

3. Purchase of AFC
   Interest:             The purchase price of the AFC Interest would be paid
                         through the issuance of an interest only installment sale promissory note in the amount of $4.5 million (the
                         "AFC Note"), which note would be due and payable ten
                         (10) years following the closing. Interest would be paid quarterly at the rate of 7.75% (the "Contract
                         Rate"). The note will be nontransferable in form, and permit offset by Reading.



4. Operating Lease:      Reading would lease the Cinema Assets for a period of
                         ten years, at a rent of $3,022,500 per annum, plus passthroughs (including any underlying rent on any overlease and all other occupancy costs). The Operating
                         Lease would include usual and customary triple net lease provisions. At the end of the first term, Reading would have the option to either a) renew the Operating
                         Lease for an additional period of ten years; b) purchase the Cinema Assets (including the option to acquire for $4 million the fee interests underlying the Murray Hill and Sutton cinemas and to acquire all remaining rights in the Management Contracts) at an exercise price of $44 million (or $48 million if City
                         Cinemas has previously acquired the fee interests in the Murray Hill and Sutton cinemas);(2) or c) terminate the

-----------------------------------------

     (2) Reading will pay an option fee of $5 million in consideration of this option to purchase the Cinema Assets (the "Option Fee"). The Option Fee will initially be paid through a credit of the Deposit, plus accrued interest as provided above, and the balance in the form of an interest only promissory note, principal due and payable twelve (12) months from the closing. Interest will be payable quarterly in arrears at the Contract Rate. The note may be prepaid by Reading at any time.
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                         Operating Lease and return the Cinema Assets to City
                         Cinemas in accordance with the termination and surrender provisions of the Operating Lease.

                         If the option to renew is elected, the rent would be adjusted to the greater of the rent at the end of the initial term and market calculated on the highest and best use of the underlying real estate with respect to the Murray Hill and Sutton cinemas and on the highest and best use of the applicable leasehold estates (as permitted under the applicable overlease) with respect to the remaining Cinema Assets. If the parties cannot agree as to such adjusted rent, the matter will be determined pursuant to a baseball arbitration procedure. Thereafter, rent would be adjusted annually by CPI capped at a rate equal to the average increase in CPI during the last three years of the initial term of the Operating Lease.

                         If the option to purchase is exercised, then the difference between $44 million (or $48 million in the case the fee interests underlying the Murray and Sutton cinemas have been previously acquired by City Cinemas) and the $5 million Option Fee will be paid to City Cinemas, and City Cinemas will transfer to Reading the Cinema Assets free and clear of all liens arising as a result of City Cinemas' actions.



                         If the option to terminate is elected, Reading will be obligated to return the Cinema Assets to City Cinemas in no less a state of condition and repair than such assets were in at the time of the closing, reasonable and customary wear and tear excepted, and free and clear of all
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                         liens other than those resulting from the result of
                         City Cinemas' actions. All tenant improvements installed in the cinemas during the term of the
                                                                  --
                         Operating Lease (including, without limitation, any enhancements in the projection, sound and/or seating systems) will be surrendered with and become the property of City Cinemas upon any such termination.



                         The Operating Lease will include provisions obligating City Cinemas to reasonably cooperate with Reading, at Reading's expense and subject to the terms and conditions of the underlying leases, in the event that Reading should determine to develop any of the properties for additional or for non-cinema uses or to transfer its interest in any one or more of the Cinema Assets. City Cinemas will not participate in any such development or transfer, other than to the extent of its right to receive fixed rent under the Operating Lease; provided, however that City Cinemas will have a reasonable right of approval with respect to any assignment of all or any material portion of the leased assets.


5. Subordination,
   Attornment and Quiet
   Enjoyment Agreements  The definitive documentation will include commercially reasonable estoppel, subordination, attornment and non-disturbance agreements which will, as conditions to closing, be entered into between Reading and City Cinemas' lenders and landlords.

6. Certain Credit
   Facilities:           The Committee understands that the Cinema Circuit is
                         currently subject to certain secured loans, and that the refinancing of such loans will depend in large part upon the credit of Reading and the ability of Reading to meet its obligations under the Operating Lease and the AFC Note --matters not under the reasonable control of City Cinemas.
                         Accordingly, City Cinemas will have the option, at its sole discretion, to either a) refinance the loans, in whole or part, in which case REI will reasonably cooperate, at City Cinema's expense, to the extent reasonably required and consistent with its rights and obligations under this Agreement in Principle, to effectuate such refinancing or b) in the event and to the extent that the loans are not refinanced with a third party, to have Reading provide financing consisting of (i) first a $4.5 million loan bearing interest at the Contract Rate, with interest payable monthly and the entire principal due and payable on the tenth anniversary of the Closing (the "AFC Credit
                         Facility") and (ii) a standby credit facility (the
                         'Reading Credit Facility") of up to $28 million (which credit facility would be on a junior mortgage basis, with respect to such portion of such loans as are not so refinanced, including, without limitation to Nationwide's existing mortgage (such Nationwide mortgage not to exceed $11.3 million)), provided that in no event will such aggregate indebtedness exceed the difference between the amount drawn on the Reading
                         Credit Facility and $39 million. Any refinancing must be on terms which are consistent with Reading's rights under the Operating Lease and the purchase options described herein. The parties will enter into commercially reasonable estoppel, subordination, attornmnt and non-disturbance agreements reflecting their respective rights and priorities.

                         It is understood that, prior to the closing, all of the assets comprising the Cinema Circuit (including, without limitation, the leases underlying the various cinemas, the Management Contracts, the Murray/Sutton Option, and the AFC Interest) will be transferred to a bankruptcy remote entity (Newco) and that the AFC Credit Facility and the Reading Credit Facility will be provided to Newco. Advances by Reading under the Reading Credit Facility will bear interest (payable quarterly) at the Contract Rate, with all principal due and payable upon the earlier of (i) 180 days following the tenth anniversary of the closing and (ii) the closing, if any, of the acquisition by Reading of the Cinema Assets. The Reading Credit Facility will be subject to usual and customary lender remedies (including, without limitation right of set-off, and will be secured by a) the grant of commercial reasonable security interests, b) a negative pledge with respect to all of the remaining assets of Newco, and c) a pledge of all of the stock of Newco. The definitive documentation will permit the payment of dividends and/or the making of other distributions by Newco of its income, so long as a) such dividends or distributions do not render Newco insolvent (provided that for purposes of this test the non-cash assets of Newco will be valued at $52.5 million), b) Newco is not otherwise in breach of its obligation under the definitive documentation and c) the making of such dividend or distribution will not cause Newco to be otherwise in breach of its obligations under the definitive documentation.
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                         The parties recognize that the filing of a traditional
                         mortgage in New York could involve filing fees and assessments of an amount in the range of $1 million, and agree to work together in good faith to achieve commercially reasonable security for any financing provided by Reading without, to the maximum extent possible, imposing upon either party liability for such mortgage filing fees and assessments while still achieving commercially reasonable protections for Reading. Messrs. Cotter and Forman agree that they will be personally liable for any loss suffered by Reading as the result of the incurrence by Newco of any debt encumbering the assets of Newco in violation of any negative covenant running to the benefit of Reading.



                         It is the intention of the parties that Reading be afforded commercially reasonable protection so as to achieve for Reading the same level of economic protection with respect to its interest in the real property assets of Newco that it would have had if Newco's.obligations to it had been secured by a duly executed and recorded mortgage, but no greater economic protection with respect to such real property assets.



                         Drawdown on the AFC Credit Facility may be made at any time during that period beginning eighteen (18) months after the closing and ending twenty-four (24) months after such closing. Drawdowns on the Reading Credit Facility may be made at any time after eighteen (18) months following the closing (the "Initial Draw Down Date"). With respect to any draw down during the ninety
                         (90) day period
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                         following the Initial Draw Down Date, one hundred
                         twenty (120) days' draw down notice must be given. With respect to any draw down thereafter, at least one hundred eighty (180) days' notice must be given. No drawdowns may be made with respect to the Reading Credit Facility with respect to any notice given after the third (3rd) anniversary of the closing.

7. Assumption of
   Liabilities:          At the closing, Reading will assume for the term of the
                         Operating Lease all future obligations of City Cinemas under the lease pertaining to its executive office space, and all underlying leases, existing film licensing arrangements, and under the Management
                         Contracts, and will fully indemnify City Cinemas with respect to any such obligations arising during the term of the Operating Lease. Reading will be entitled to all management fee income generated by the Management
                         Contracts and will be assigned the benefits of these Management Contracts during the term of the Operating
                         Lease (and for the duration of the Mana ement
                         Contracts, in the case of exercise by Reading of its option to acquire the Cinema Assets). The Operating
                         Lease will provide for usual and customary prorations.

                         City Cinemas will agree to provide to Reading, either directly or indirectly through an affiliate reasonably acceptable to Reading, upon Reading's request, bookkeeping, accounting and related services without charge for a period of up to twenty-four months following the closing, so long as Reading agrees to conform to the policies and procedures reasonably required by City Cinema's affiliate for standard bookkeeping services. Except for those liabilities which are specifically assumed by Reading, City Cinemas will be responsible for all of its past and future liabilities, including, without limitation, any obligations it may have to employees and any unknown or undisclosed liabilities.

8. Closing               The closing will be as soon as practicable after the
                         execution of definitive documentation and the satisfaction of all conditions to closing. It will be a condition to closing that City Cinemas obtain all consents and approvals, if any, required from any unaffiliated commercial lender having a security interest in the Cinemas Assets and of all unaffiliated lessors under applicable overleases, to the extent required by such leases, and that the leases underlying the Murray Hill and Sutton be reasonably extended, as previously discussed hereinabove.

9. Miscellaneous:        The definitive documentation will have such other
                         terms, conditions, covenants, representations, warranties and indemnities as would customarily be included with respect to a transaction of this type.
                         City Cinemas will provide to REI, without charge, such audited and unaudited historical financial statements as may be reasonably required to be included within REI's reports filed with the SEC.

                         All lease initiation taxes (estimated at in the range of $160,000 to $180,000) will be the responsibility of Reading. All other sales and transfer taxes will be the responsibility of City Cinemas.



                         The parties will cooperate to provide Reading with commercially reasonable assurances as to title, including, without limitation, commercially reasonable title insurance (to the extent reasonably available). The costs of any such policy of title insurance will be shared on a 50/50 basis as between City Cinemas and Reading; provided that 100% of such costs will be initially advanced by Reading and that 50% of such costs (plus an interest factor compounded annually and calculated at the Contract Rate) will be treated as a credit against the exercise price of Reading's option to acquire the Cinema Assets, in the event Reading elects to exercise such option.


ACQUISITION OF THE THEATRE BUSINESS:

The parties are also prepared to acquire and sell the Theatre Business currently owned by a corporation wholly owned by Messrs. Cotter and Forman on the terms set forth below. The assets of this company, Off Broadway Investments, Inc. ("OBI"), consist of three live theatres (the Minetta Lane, the Orpheum and the Union Square (the "Theatres")). It is understood that City Cinemas would prefer to convey its interest in the Theatre Business in the context of a stock transaction.

1.   Structure:          Subject to the limitations set forth below, the
                         transaction will be structured as the merger of a subsidiary of REI and OBI, in consideration of the issuance of REI Common Stock. This subsidiary could, but need not be, the same entity as would be leasing the Cinema Assets.

2.   Purchase Price:     The purchase price will be that amount equal to eight
                         times (SX) 1997 EBITDA for the Theatre Business, less
                         $100,000 to compensate Reading for the lack of any recorded easement from the rear of the Orpheum Theatre to Saint Mark's Place, (the "Theatre Business Purchase
                         Price") and will be paid, subject to the immediate following paragraph, through the issuance of REI Common
                         Stock, valued at $9.00 per share, in an amount equal to the Theatre Business Purchase Price.

                         The transaction is subject to the issuance to the Committee of a fairness opinion. In the event that a) the financial advisor to the Committee informs the Committee that it is prepared to deliver a fairness opinion to the effect that the Theatre Business Purchase Price is fair to REI from a financial point of view, but would be unable to deliver an opinion that the issuance of REI Common Stock at $ 9.00 per share is fair to REI from a financial point of view in the context of the instant transaction, and b) on such basis the Committee concludes that it would be imprudent to issue REI Common Stock in exchange for the Theatre Business, then c) the Theatre Business Purchase Price will be paid in cash, rather than in REI Common Stock, and no shareholder approval will be required.



                         The issuance of REI Common Stock also subject to the favorable vote of the Reading shareholders. Reading agrees to use commercially reasonably efforts to obtain such approval by April 30,1999. However, in the event that, for any reason, attributable to Reading, such approval is not obtained by April 30, 1999 or in the event that Craig Corporation should sooner advise Reading that it will not vote in favor of the issuance of REI Common Stock, then subject to the satisfaction of all other applicable closing conditions, the acquisition of the Theater Business by Reading will promptly close and the Theater Business Purchase Price will be paid in cash, rather than in REI Common Stock, and no shareholder approval will be required.



3.   Assets Conveyed:    The assets conveyed will be all of the stock of OBI.
                         The assets of OBI include a) the fee interest in two live theatre properties (the Minetta Lane and Orpheum),
                         b) a leasehold estate in the third live theatre (the
                         Union Square) and c) all of the assets generally required for the proper conduct of OBI's live theatre business. However, the risk of undisclosed liabilities will rest with the selling stockholders.

4.   Stock Terms:        The stock issued will be initially unregistered.
                         However, Reading will grant to City Cinemas one demand registration and unlimited piggyback registration rights, such registration to be at the cost and expense of REI subject to usual and customary terms and conditions.


5.   Closing:            Under applicable Nasdaq National Market rules, Reading
                         will be required to obtain shareholder approval for the issuance of REI Common Stock in the transaction. Even though Craig Corporation has sufficient voting power to cause approval of such issuance by itself, Nasdaq
                         National Market rules require that such approval be obtained at a meeting, in which proxies are solicited by the issuer. Accordingly, it is recognized that it would likely take approximately 90 to 120 days for the proxy to be prepared, reviewed by the SEC and sent to shareholders and to hold the required meeting of shareholders.

6.   Miscellaneous:      It is the intention of the parties that, to the extent
                         REI Common Stock is issued in connection with the merger, the transaction be treated as a tax free reorganization, and that the definitive documentation have such additional terms, conditions, covenants, representations, warranties and indemnities as would customarily be included in a transaction of this type.
                         City Cinemas will provide to REI, without charge, such audited and unaudited historical financial statements as may be reasonably required to be included within REI's reports filed with the SEC. All sales and transfer taxes will be the responsibility of City
                         Cinemas, but will be funded by Reading and treated as a credit against the purchase price. The costs of any title policy will be shared 50/50 by Reading and City Cinemas; provided, however, that the 50% which is the responsibility of City Cinemas will be advanced by Reading and treated as a credit against the purchase price at the closing.



If you are prepared to proceed upon the above referenced terms, please execute and return a copy of this agreement in principle to the undersigned. This Agreement in Principle will expire if not executed and returned to Reading by 5:00 p.m. (New York local time) on Friday, December 4, 1998.



Sincerely,

/s/ Edward L. Kane

Edward L. Kane
Chairman, Conflicts Committee



ACCEPTED AND AGREED AS OF THIS 4th DAY OF   DECEMBER  1998.
                              -----       ------------



By:  /s/ James J. Cotter
     -------------------
     James J. Cotter, for and on behalf
     of himself and City Cinemas


By:  /s/ Michael R. Forman
     ---------------------
     Michael Forman, for and on behalf
     of himself and City Cinemas

cc:  John Sullivan
     Gregory Brundage
     S. Craig Tompkins
     Robert Smerling
     Michael Margulis, Esq.